CAPITOL FEDERAL FINANCIAL, INC.
700 S. Kansas Avenue
Topeka, KS 66603

November 12, 2010

Michael Clampitt
Senior Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capitol Federal Financial, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
Filed November 9, 2010
File No. 333-166578

Dear Mr. Clampitt:

In connection with our response to the SEC comment letter issued on November 10, 2010 relating to the above-referenced filing, Capitol Federal Financial, Inc. hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kent G. Townsend
Kent G. Townsend
Executive Vice President and
Chief Financial Officer